EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Ltd. Reports
First Quarter 2017 Financial Results

YEHUD, ISRAEL, May 30, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three month period ended March 31, 2017. Management will hold an investors’ conference call later today (at 9 am Eastern Time) to discuss the results.

FIRST QUARTER RESULTS SUMMARY

•	Revenue grew year-over-year by 14% to $14.3 million;

•
Higher level of operating expenses led to operating loss of $0.9 million, primarily due to increased investment in sales and marketing to capitalize on opportunities, particularly in the North American market;

•	Incurred non-cash financial-expense of $2.4 million due to a sharp quarterly variation in the US dollar/Israeli shekel exchange rate;

•	Net loss of $3.7 million in the quarter;

•	EBITDA loss of $0.4 million in the quarter;

•	Net cash and equivalents of $50.7 million at quarter-end.

FIRST QUARTER 2017 RESULTS

Revenues for the first quarter of 2017 were $14.3 million, an increase of 14% compared with revenues of $12.6 million in the first quarter of 2016.

Gross profit for the first quarter of 2017 was $7.4 million, or 51.7% of revenues, compared with a gross profit of $6.2 million or 49.6% of revenues, in the first quarter of 2016. The change in gross margin between quarters is a function of the revenue mix between volume of projects executed, and volume of products and services sold.

Operating loss for the first quarter of 2017 was $0.9 million compared to operating income of $0.6 million in the first quarter of 2016. The main difference was due to a higher level of operating expenses in the current quarter, which was primarily an increase in sales and marketing expenses, which grew to $4.8 million from $2.6 million in the first quarter of 2016.

Financial expenses, net, for the first quarter of 2017 were $2.6 million compared with financial expenses of $0.6 million in the first quarter of 2016.  In Israel, Magal’s functional currency is the Israeli Shekel and the vast majority of Magal’s cash deposits are held in US dollars. Because the US dollar declined in value by 5.5%, between the end of 2016 and the end of the first quarter of 2017, the Company recorded a non-cash financial expense due to the reduction in the Israeli shekel value of its US dollar deposits, leading to the high level of financial expense in the current quarter.

Net loss in the first quarter of 2017 was $3.7 million, or $0.16 per share, compared with a net loss of $0.5 million, or $0.03 per share in the first quarter of 2016.

EBITDA in the first quarter of 2017 was a negative $0.4 million, compared to a positive EBITDA of $0.9 million in the first quarter of 2016.

Cash, short term deposits and restricted deposits, net of bank debt, as of March 31, 2017, were $50.7 million, or $2.21 per share, compared with cash and short term deposits, net of bank debt, of $52.5 million, or $2.29 per share, as of December 31, 2016.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “Our first quarter is typically a seasonally weak quarter; however, we still achieved revenue growth of 14% over the first quarter of last year. Our net income was negatively impacted by a non-cash financial expense related to a relatively sharp quarterly change in the US dollar/Israeli shekel exchange rate and its effect on our sizable US dollar denominated cash holdings. In addition, we significantly increased our investment in sales and marketing, primarily in the United States. This is because we see many solid opportunities in our end-markets that we intend to capitalize on. We believe that these investments, together with our strong balance sheet, will enable us to pursue many opportunities for growth, and will position Magal well for long-term prosperity.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, May 30, 2016, at 9:00 a.m. Eastern Time and 4:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0687; UK: 0 800 917 9141; Intl.: +972 3 918 0687

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

The call will also be webcast live. The link to access the call can be found in the investor relations section of the company’s website or direct from the attached link:
 http://www.veidan-stream.com/?con=Magal_Security_Systems_Q1_2017_Results_Conference_Call

A replay link of the call will be available from the day after the call from the above link.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics)  Security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. Magal’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses,  taxes, depreciation and amortization.  EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. A reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

For more information:
Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2016	2017	% change
Revenue	12,603	14,335	14
Cost of revenue	6,357	6,924

Gross profit	6,246	7,411	19
Operating expenses:
Research and development, net	1,276	1,605	26
Selling and marketing	2,606	4,798	84
General and administrative	1,741	1,860	7
Total operating expenses	5,623	8,263	47

Operating income (loss)	623	(852)
Financial expenses, net	(859)	(2,636)

Loss before income taxes	(236)	(3,488)

Taxes on income	227	205

Net loss	(463)	(3,693)

Loss attributable to non-controlling interests	(13)	(5)

Net loss attributable to Magal shareholders'	(476)	(3,698)

Basic and diluted net earnings per share	$(0.03)	$(0.16)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,398,872	22,916,333

	Three Months Ended March 31
	2016%	2017%

Gross margin	49.6	51.7
Research and development, net as a % of revenues	10.1	11.2
Selling and marketing as a % of revenues	20.7	33.5
General and administrative as a % of revenues	13.8	13.0
Operating margin	4.9	-
Net margin	-	-

MAGAL  SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2016	2017

GAAP Net loss	(463)	(3,693)
Less:
Financial expenses, net	(859)	(2,636)
Taxes on income	(227)	(205)
Depreciation and amortization	(288)	(450)
EBITDA	911	(402)

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	March 31,
	2016	2017
CURRENT ASSETS:
Cash and cash equivalents	$19,692	$16,889
Short-term bank deposits	31,036	32,028
Restricted deposits	1,809	1,830
Trade receivables, net	13,702	11,790
Unbilled accounts receivable	4,232	3,475
Other accounts receivable and prepaid expenses	2,751	3,441
Inventories	6,818	7,198

Total current assets	80,040	76,651

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	308	225
Long-term deposits and restricted bank deposits	126	134
Severance pay fund	1,321	1,397
Deferred income taxes	2,114	2,178

Total long-term investments and receivables	3,869	3,934

PROPERTY AND EQUIPMENT, NET	5,301	5,424

INTANGIBLE ASSETS, NET	4,933	4,761

GOODWILL	11,850	12,013

TOTAL ASSETS	$105,993	$102,783

	December 31,	March 31,
	2016	2017

CURRENT LIABILITIES:

Trade payables	$4,040	$3,008
Customer advances	5,602	3,165
Other accounts payable and accrued expenses	11,646	11,844

Total current liabilities	21,288	18,017

LONG-TERM LIABILITIES:
Deferred revenues	472	472
Deferred income taxes	167	170
Accrued severance pay	2,089	2,197
Other long-term liabilities	59	58

Total long-term liabilities	2,787	2,897

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2016 and March 31, 2017; Issued and outstanding: 22,894,348 shares at December 31, 2016 and 22,952,448 shares at March 31, 2017	6,679	6,694
Additional paid-in capital	93,441	93,753
Accumulated other comprehensive loss	(1,923)	(1,471)
Foreign currency translation adjustments (stand alone financial statements)	412	3,277
Accumulated deficit	(16,600)	(20,298)

Total shareholders' equity	82,009	81,955
Non-controlling interest	(91)	(86)

TOTAL SHAREHOLDERS' EQUITY	81,918	81,869

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,993	$102,783